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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*

                                  SCHEDULE 13D


                                 DOTRONIX, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.05 PAR VALUE
                         (Title of Class of Securities)


                                   258564 10 3
                                 (CUSIP Number)


     WILLIAM S. SADLER, 160 FIRST STREET SOUTHEAST, NEW BRIGHTON, MN 55112
                                  651-633-1742
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                MARCH 10, 1999                                .
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 258564 10 3

            1. Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

             William S. Sadler

            2. Check the Appropriate Box if a Member of a Group
            (a)      /   /           (b)   /   /


            3. SEC Use Only


            4. Source of Funds (See Instructions)     PF


            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) /   /

            6. Citizenship or Place of Organization
                  USA

    Number of shares beneficially owned by each reporting person with:

            7.  Sole Voting Power                    1,216,889


            8.  Shared Voting Power                     17,000


            9.  Sole Dispositive Power               1,216,889


           10.  Shared Dispositive Power                17,000


           11.  Aggregate Amount Beneficially Owned
                by Each Reporting Person             1,233,889


           12.  Check if the Aggregate Amount in
                Row (11) Excludes Certain Shares         /   /


           13.  Percent of Class Represented by
                Amount in Row (11)                        30.5%


           14.  Type of Reporting Person             IN


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $.05 par value (the "Common Stock"), of Dotronix, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 160 First Street Southeast, New Brighton, Minnesota 55112.

ITEM 2.  IDENTITY AND BACKGROUND

The undersigned, William S. Sadler, is the Chief Executive Officer of the Issuer and his business address is set forth above.

The undersigned, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body that resulted in judgement or final order regarding violations of federal or state securities laws.

He is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The amount of funds used by the undersigned in purchasing 10,000 shares of Common Stock on March 10, 1999 was $10,000. The source of the funds was personal funds. None of the funds were borrowed for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the undersigned's acquisition of the shares of the Issuer is for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The undersigned beneficially owns 1,233,889 shares of Common Stock (including
(a) 512,089 shares of Common Stock directly owned and previously acquired,
(b) 704,800 shares of Common Stock owned and previously acquired through Minnesota River Aviation, Inc., of which the undersigned is the sole shareholder, (c) 7,000 shares which are held in joint tenancy with a minor granddaughter, and (d) the 10,000 shares reported hereby, which are held in joint tenancy with a minor granddaughter), which constitutes 30.5% of the shares of Common Stock as of March 7, 1999. This percentage is based upon the denominator of 4,041,601 shares of Common Stock as of March 7, 1999. Except as otherwise noted above, the undersigned holds sole voting power and power of disposition in connection with such shares.

Additionally, the undersigned's spouse owns 12,800 shares of Common Stock for which the undersigned disclaims beneficial ownership.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Incorporated by reference to Amendment No. 3 to this Schedule 13D


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date:  December 11,  2000                         /s/ William S. Sadler
                                                   ---------------------
                                                   William S. Sadler